FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November, 2010

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: November 25, 2010

Exhibit List

99.1        Third Quarter Report for the Nine Months Ended September 30,2010

99.2        Form 52-109FV2 Certification of Interim Filings - Chief Executive Officer

99.3        Form 52-109FV2 Certification of Interim Filings - Chief Financial Officer